SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of: November, 2022	Commission File Number: 001-32562

STANTEC INC.

(Name of Registrant)

400 – 10220 103 Avenue NW

Edmonton, Alberta

Canada T5J 0K4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: November 18, 2022	By:	/s/ Theresa B. Y. Jang
	Name:	Theresa B. Y. Jang
	Title:	Executive Vice President and Chief Financial Officer

EXPLANATORY NOTE

On November 18, 2022, the Registrant filed a base shelf prospectus with each of the provincial and territorial securities regulators in Canada. When a final receipt is obtained from such securities regulators in Canada, the base shelf prospectus will qualify the distribution of an indeterminate amount of common shares, preferred shares, debt securities, warrants and subscription receipts of the Registrant, as well as units consisting of the aforementioned securities, in each of the provinces and territories of Canada in one or more transactions during the 25-month period that the base shelf prospectus, including any amendments thereto, remains effective. The base shelf prospectus does not qualify the sale of securities in the United States. The Registrant has no current intention of offering or selling securities but should in the future the Registrant consider offering or selling securities, the base shelf prospectus will provide access to the capital markets in Canada.

This Form 6-K is not an offer of securities for sale in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Any offering of securities in the United States would be made by means of a registration statement that has become effective under the U.S. Securities Act of 1933 or an offering that is exempt from the registration requirements of the U.S. Securities Act of 1933.